Exhibit 99.73

Ausenco

CERTIFICATE OF QUALIFIED PERSON

Tommaso Roberto Raponi, P. Eng.

I, Tommaso Roberto Raponi, P. Eng., certify that:

1.	I am a Professional Engineer, currently employed as Principal Metallurgist, with Ausenco Engineering Canada Inc. (Canada), with an office at Suite 1550 11 King St West, Toronto, ONT M5H 4C7.

2.	This certificate applies to the technical report titled, "Eskay Creek Project N.I. 43-101 Technical Report and Prefeasibility Study", (the 'Technical Report"), that has an effective date of 22 July 2021, (the "Effective Date").

3.	I graduated from the University of Toronto with a Bachelor of Applied Science degree in Geological Engineering, with specialization in Mineral Processing in 1984.

4.	I am a Professional Engineer registered with the Professional Engineers Ontario (No. 90225970), Engineers and Geoscientists British Columbia (No. 23536) and NWT and Nunavut Association of Professional Engineers and Geoscientists (No. L4508).

5.	I have practiced my profession continuously since 1984 with experience in the development, design, operation, and commissioning of mineral processing plants, focusing on gold projects, both domestic and internationally. A summary of the more recent portion of my professional career is as follows

•	TR Raponi Consulting Ltd, Independent Consultant 2016-2021.

•	Centerra Gold Inc., Director of Metallurgy 2005-2016.

•	SNC-Lavalin Inc., Senior Metallurgist, 1995-2005.

6.	I have read the definition of "Qualified Person" set out in the National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for those sections of the technical report that I am responsible for preparing.

7.	I have not made a site visit to the Eskay Creek Project.

8.	I am responsible for sections 1.1, 1.2, 1.3, 1.6, 1.15, 1.16.1,.16.2, 1.16.41.16.2, 1.16.4, 1.16.5, 1.18, 1.19, 1.19.1, 1.19.3, 1.19.5, 1.19.6, 1.20, 1.20.1, 1.20.3, 1.20.4, 1.20.5, 1.21, 1.22.3, 1.23, 1.23.4, 1.23.7, 1.24, 1.25, 2.1, 2.2, 2.3, 2.4, 2.5, 2.6, 2.7, 2.8, 2.9, 3, 6.2, 17, 18.1, 18.2, 18.7-18.10, 19, 21.1, 21.2, 21.2.1, 21.2.7-21.2.11, 21.3, 21.3.1-21.3.8, 22, 24, 25.1, 25.9, 25.12-25.17, 26, and 27 of the Technical Report.

9.	I am independent of Skeena Resources Ltd. ("Skeena") as independence is described by Section 1.5 of the NI 43- 101.

10.	I have had no previous involvement with the Eskay Creek Project.

11.	I have read the NI 43-101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

12.	As of the Effective Date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the Technical Report not misleading.

Dated: 1 September 2021

"Signed and Sealed"

Tommaso Roberto Raponi, P. Eng.